(All dollar amounts are United States dollars unless otherwise stated)

INDEPENDENT PROXY ADVISORY FIRMS RECOMMEND THAT
GALIANO GOLD INC.'S SHAREHOLDERS VOTE FOR ALL
RESOLUTIONS AT THE UPCOMING ANNUAL MEETING OF
SHAREHOLDERS

Vancouver, British Columbia, May 18, 2023 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to announce that Institutional Shareholder Services Inc. ("ISS") and Glass Lewis and Co., LLC ("Glass Lewis") have both recommended that Galiano's shareholders vote FOR all the proposed resolutions that will be considered at the Company's annual general meeting of shareholders (the "Meeting") which will held virtually on Wednesday June 1, 2023 at 10:00 a.m. (Pacific Time).

ISS and Glass Lewis are two leading independent proxy advisory firms that, among other services, provide voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders.

Galiano Gold Inc.'s Annual General Meeting of Shareholders

The Meeting will be held online at https://meetnow.global/MD5KHZ for the following purposes:

(i) fix the number of directors to be elected at six;

(ii) elect directors of the Company for the ensuing year;

(iii) approve the Amended Share Option Plan;

(iv) approve the unallocated entitlements under the Share Option Plan;

(v) approve the Amended Share Unit Plan;

(vi) approve the unallocated entitlements under the Share Unit Plan;

(vii) appoint the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration; and

(viii) authorize and approve a non‐binding advisory resolution accepting the Company's approach to executive compensation.

Galiano shareholders are encouraged to read the meeting materials in detail and cast their votes prior to the proxy voting deadline. Copies of the meeting materials are available under Galiano's profile on SEDAR at www.sedar.com  and under the "Investors" section on Galiano's website at www.galianogold.com/investors/annual-meeting

YOUR VOTE IS IMPORTANT -  PLEASE VOTE TODAY

The Board of Directors UNANIMOUSLY recommends that shareholders vote FOR all proposed resolutions that will be considered at the Meeting.

Submit your vote well in advance of the proxy voting deadline at 10:00 a.m. (Pacific Time) on Tuesday
May 30, 2023.

How to vote

Galiano shareholders can vote their shares using the following methods:

Voting for Registered Shareholders (shares represented by a physical certificate or DRS Statement)

  Internet - Go to www.investorvote.com, enter your 15-digit control number found on your form of proxy and vote your shares.
  Telephone - Call 1-866-732-8683, enter your 15-digit control number and follow the interactive voice control instructions to vote your shares.

Voting for Non-Registered/Beneficial Shareholders (shares held with a broker, bank or other intermediary)

  Internet - Go to www.proxyvote.com, enter your 16-digit control number found on your voting instruction form and vote your shares.
  Telephone - Call 1-800-474-7493, enter your 16-digit control number and follow the interactive voice control instructions to vote your shares.

Shareholder Questions:

Shareholders who have any questions or require assistance with voting may contact Galiano's proxy solicitation agent:

Laurel Hill Advisory Group

Toll Free: 1-877-452-7184

International: +1 416-304-0211 outside Canada and the US

By Email: assistance@laurelhill.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company operates and manages the Asanko Gold Mine, which is located in Ghana, West Africa, and jointly owned with Gold Fields. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Enquiries:

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446

Email: info@galianogold.com

2